Auriga Laboratories, Inc.

January 22, 2007

VIA EDGAR—CORRESPONDENCE FILING

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Auriga Laboratories, Inc. Registration Statement on Form SB-2 (Reg. No. 333-139880) Request for Acceleration of Effectiveness

Dear Mr. Riedler:

        Auriga Laboratories, Inc., a Delaware corporation (“Auriga”), has filed the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”) in respect of the 9,579,392 shares of Common Stock of Auriga to be registered for resale by certain selling stockholders set forth in the Registration Statement.

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Auriga hereby respectfully requests the acceleration of effectiveness of the Registration Statement to 3:00 p.m. (Washington, D.C. time) on January 24, 2007, or as soon thereafter as practicable.

        Auriga is aware of its obligations under the Act, as the Act relates to the offering of the securities specified in the Registration Statement. Auriga hereby acknowledges that:

        •        Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

        •        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Auriga from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

        •        Auriga may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 22, 2007

        If you have any questions regarding this request for acceleration, please contact Auriga’s attorney, Jason E. Lavender, at (310) 975-7897.

        Thank you for your consideration.

AURIGA LABORATORIES, INC.
By: /s/ Philip S. Pesin
Philip S. Pesin
Chief Executive Officer

cc:	Song P. Brandon (via EDGAR only) Deepak Nanda Jason E. Lavender